EXHIBIT 12(b)
WELLS FARGO & COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
AND PREFERRED DIVIDENDS

	Year ended December 31,
(in millions)	2015	2014	2013	2012	2011
Earnings including interest on deposits (1):
Income before income tax expense	$33,641	33,915	32,629	28,471	23,656
Less: Net income from noncontrolling interests	382	551	346	471	342
Income before income tax expense and after noncontrolling interests	33,259	33,364	32,283	28,000	23,314
Fixed charges	4,378	4,415	4,673	5,511	7,013
	$37,637	37,779	36,956	33,511	30,327

Preferred dividend requirement	1,426	1,235	1,017	898	844
Tax factor (based on effective tax rate)	1.45	1.30	1.48	1.48	1.47

Preferred dividends (2)	$2,072	1,611	1,501	1,331	1,240
Fixed charges (1):
Interest expense	$3,976	4,025	4,289	5,161	6,649
Estimated interest component of net rental expense	402	390	384	350	364
	4,378	4,415	4,673	5,511	7,013
Fixed charges and preferred dividends	$6,450	6,026	6,174	6,842	8,253

Ratio of earnings to fixed charges and preferred dividends (3)	5.84	6.27	5.99	4.90	3.67

Earnings excluding interest on deposits:
Income before income tax expense and after noncontrolling interests	$33,259	33,364	32,283	28,000	23,314
Fixed charges	3,415	3,319	3,336	3,784	4,738
	$36,674	36,683	35,619	31,784	28,052

Preferred dividends (2)	2,072	1,611	1,501	1,331	1,240
Fixed charges:
Interest expense	$3,976	4,025	4,289	5,161	6,649
Less: Interest on deposits	963	1,096	1,337	1,727	2,275
Estimated interest component of net rental expense	402	390	384	350	364
	3,415	3,319	3,336	3,784	4,738
Fixed charges and preferred dividends	$5,487	4,930	4,837	5,115	5,978

Ratio of earnings to fixed charges and preferred dividends (3)	6.68	7.44	7.36	6.21	4.69

(1)	As defined in Item 503(d) of Regulation S-K.

(2)	The preferred dividends were increased to amounts representing the pretax earnings that would be required to cover such dividend requirements.

(3)
These computations are included herein in compliance with Securities and Exchange Commission regulations. However, management believes that fixed charge ratios are not meaningful measures for the business of the Company because of two factors. First, even if there was no change in net income, the ratios would decline with an increase in the proportion of income which is tax-exempt or, conversely, they would increase with a decrease in the proportion of income which is tax-exempt. Second, even if there was no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.

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